UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2023	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the "Company")

(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Exhibits	Description

99.1	Press Release dated October 3, 2023 – Sun Life completes the acquisition of Dialogue, Canada's premier health and wellness virtual care platform

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: October 3, 2023	By:	/s/ “Tracie Allan”
Tracie Allan
Assistant Vice-President & Managing Counsel